04034191

United States Securities and Exchange Commission

Washington, D.C.



**FORM 11-K**

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-13508

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Colonial BancGroup 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

The Colonial BancGroup, Inc.
One Commerce Street
Post Office Box 1108
Montgomery, Alabama 36101
(334) 240-5000

# The Colonial BancGroup 401(k) Plan

Financial Statements and Supplemental Schedule
Year Ended December 31, 2003

# The Colonial BancGroup 401(k) Plan
## Contents
## December 31, 2003 and 2002

Page(s)



Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Report and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

## Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
The Colonial BancGroup 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Colonial BancGroup 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the change in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2004

# The Colonial BancGroup 401(k) Plan
## Statements of Net Assets Available for Benefits
## December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Investments at fair value (Note 4) | $ 67,874,120 | $ 45,420,105 |
| Cash, noninterest-bearing | 105,664 | 211,549 |
| Contributions receivable | | |
| Employees | 345,402 | 264,556 |
| Employer | 129,709 | 97,719 |
| Dividends receivable | 8,713 | 21,288 |
| Net assets available for benefits | $ 68,463,608 | $ 46,015,217 |

The accompanying notes are an integral part of these financial statements.

# The Colonial BancGroup 401(k) Plan
## Statement of Changes in Net Assets Available for Benefits
## Year Ended December 31, 2003

| | |
|---|---|
| **Additions** | |
| Dividend and interest income | $ 1,655,781 |
| Contributions | |
| Employees | 6,775,670 |
| Employer | 2,451,822 |
| Employee rollover proceeds | 693,955 |
| Net appreciation in fair value of investments (Note 4) | 14,230,566 |
| Total additions | 25,807,794 |
| **Deductions** | |
| Administrative expenses | 72,938 |
| Benefits | 3,286,465 |
| Total deductions | 3,359,403 |
| Net increase | 22,448,391 |
| **Net assets available for benefits** | |
| Beginning of year | 46,015,217 |
| End of year | $ 68,463,608 |

### 1. Description of Plan

The Colonial BancGroup 401(k) Plan (the "Plan") is a salary reduction profit sharing plan sponsored by The Colonial BancGroup, Inc. and its subsidiaries (collectively "BancGroup") to provide benefits to their employees. BancGroup operates predominately in the domestic commercial banking industry in the southeastern United States. The Charles Schwab Trust Company ("Charles Schwab") serves as the Plan's trustee.

Participants should refer to the Plan agreement for more complete information regarding vesting, benefits, and other plan provisions.

**Eligibility and Participation**
Each employee of BancGroup who works at least 20 hours per week, shall be eligible to become a participant on the first day of any calendar month following the completion of three months of eligibility service.

**Employee Contributions**
Under the Plan, the amount of salary reduction for any plan year shall be no less than 1 percent of the participant's compensation nor greater than 70 percent of the participant's compensation (in 1 percent increment). The amount of the salary reduction will be remitted by BancGroup to the Plan's trustee at the end of each pay period. For 2003, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contribution provisions, was $12,000. The maximum catch-up contribution for 2003 was $2,000.

**Employee Rollover Contributions**
Employees may roll other funds from a prior employer's qualified retirement plan or certain IRAs into the Plan. The funds must be rolled into the Plan within 60 days after the funds are received from the other qualified plan.

**Employer Contributions**
For each participant who made a contribution during the Plan year, BancGroup shall also make an employer matching contribution equal to fifty percent of the participant's salary reduction contribution, limited to a maximum of three percent of the participant's compensation.

Also, BancGroup may contribute to the Plan for each plan year a discretionary contribution, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Directors of BancGroup. No discretionary contributions were made during the year ended December 31, 2003.

**Investment Options**
Participants direct the investment of both the salary reduction contributions and employer matching and discretionary contributions into various investment options offered by the Plan. The Plan currently offers six mutual funds, one money market fund, and BancGroup common stock as investment options for participants.

**Forfeitures**
The non-vested portion of a terminated employee's account balance shall be forfeited and used to reduce BancGroup's future employer contributions otherwise payable for the plan year in which such

forfeitures arise or for any succeeding plan year. The amounts that were available for use were $56,019 for the year ended December 31, 2003.

**Termination of Plan**

While it is the intention of BancGroup to continue the Plan indefinitely, BancGroup reserves the right to reduce, suspend, or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Upon such termination of the Plan, the interest of each participant will be distributed to the participant or beneficiary at the time prescribed by the Plan agreement and the Tax Code.

**Participant Loans**

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's account and bear interest at Colonial BancGroup's prime rate plus 1 percent. At December 31, 2003, the interest rates ranged from 5.00 percent to 10.5 percent and ranged from 5.25 percent to 10.5 percent at December 31, 2002.

## 2. Benefits

**Termination of Employment**

Any benefits payable to a participant whose employment with BancGroup has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of benefits is not greater than $5,000, the distribution shall be in a lump-sum payment, or (2) if the value of benefits is greater than $5,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after the termination date, but not later than age 65. The participant may elect to receive the distribution in the following forms: (a) direct rollover of entire distribution to a BancGroup IRA, (b) direct rollover to another institution or qualified plan, or (c) lump sum payment.

**Disability**

A participant that incurs a disability will become fully vested in the employer matching account and discretionary contribution account regardless of age and years of service. The vested account balances may be received, in the form of a lump-sum payment, as of any valuation date on or after the termination date, but no later than age 65.

**Death**

In the event of a participant's death, account balances become fully vested and immediately payable, in the form of a lump-sum payment, to the surviving spouse or properly designated non-spouse beneficiary.

**Vesting**

A participant's interest in the salary reduction account shall at all times be fully vested and nonforfeitable. A participant's interest in the employer matching and discretionary contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death, disability, or attainment of normal retirement date while in the service of BancGroup, termination of the Plan, or complete discontinuance of all employer matching and discretionary contributions. Prior to the occurrence of any of the preceding events, the vested interest in employer matching and discretionary contributions shall be determined in accordance with the following vesting schedule:

| Years of Service | Vesting Percentage |
|---|---|
| Less than 1 year | 0% |
| 1 year | 20% |
| 2 years | 40% |
| 3 years | 60% |
| 4 years | 80% |
| 5 years or more | 100% |

## 3. Summary of Significant Accounting Policies

**General**
The Plan is on the accrual method of accounting and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Risks and Uncertainties**
The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, due to the concentration of investment in the common stock of the plan sponsor (BancGroup), it is at least reasonably possible that changes in fair value in the near term could materially affect particpant's account balances, and the amounts reported in the statements of net assets available for benefit and the statement of changes in net assets available for benefits.

**Valuation of Investments**
Investments are stated at fair value. Investments in money market funds, mutual funds, and BancGroup common stock are valued at the last quoted market price on the last business day of the year; securities traded in the over-the-counter market are valued at the latest bid price from published sources (Note 4). Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the settlement date. Gain or loss on sales of securities is determined using the average cost of securities sold. Interest income from investments is recorded when earned. Dividend income is recorded on the ex-dividend date.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 4. Investments

Investment information at December 31, 2003 and 2002, and for the year ended December 31, 2003, is as follows:

| | Fair Value | | | |
|---|---|---|---|---|
| **Name and Title of Issuer** | **2003** | | **2002** | |
| The Colonial BancGroup, Inc. Common Stock | $ 26,892,070 | * | $ 17,442,661 | * |
| American Century Income & Growth Fund | 7,976,819 | * | 5,142,333 | * |
| Charles Schwab Institutional Advantage Money Fund | 4,449,996 | * | 3,857,800 | * |
| Dodge & Cox Balanced Fund | 10,723,116 | * | 7,421,405 | * |
| Dreyfus Appreciation Fund | 5,434,641 | * | 3,492,735 | * |
| American AAdvantage International Equity Fund | 1,646,575 | | 791,479 | |
| Manager's Special Equity Fund | 5,928,750 | * | 3,415,492 | * |
| PIMCO Total Return Fund | 3,415,368 | * | 2,620,671 | |
| Participant Loans | 1,406,785 | | 1,235,529 | |
| | $ 67,874,120 | | $ 45,420,105 | |

* Represents 5 percent or more of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively.

The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $14,230,566 during the year ended December 31, 2003, as follows:

| | |
|---|---|
| Mutual funds | $ 5,980,766 |
| Common stock | 8,249,800 |
| | $ 14,230,566 |

## 5. Income Tax Status

The Plan obtained its latest determination letter on May 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 6. Related Party Transactions

BancGroup paid administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees of approximately $276,000 for the year ending December 31, 2003.

For the year ended December 31, 2003, the Plan recognized dividend income of approximately $847,000 on its investment in The Colonial BancGroup, Inc. common stock.

For investment purposes, the Plan purchased $3,146,156 and $1,768,977, and liquidated $2,056,032 and $1,625,000 of The Colonial BancGroup, Inc. common stock for the years ended December 31, 2003 and 2002, respectively.

# The Colonial BancGroup 401(k) Plan
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## December 31, 2003

| a. | b. Identity of Issuer, Borrower Lessor, or Similar Party | c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value | d. Cost ** | e. Current Value |
|---|---|---|---|---|
| * | The Colonial BancGroup, Inc. | 1,552,660 shares, common stock | | $ 26,892,070 |
| | American Century | 287,971.782 shares, American Century Income and Growth Fund, Mutual Fund | | 7,976,819 |
| * | Charles Schwab | 4,449,996.41 shares, Charles Schwab Institutional Advantage Money Fund, Money Market Fund | | 4,449,996 |
| | Dodge & Cox | 146,811.567 shares, Dodge & Cox Balanced Fund, Mutual Fund | | 10,723,116 |
| | Dreyfus | 146,328.496 shares, Dreyfus Appreciation Fund, Mutual Fund | | 5,434,641 |
| | American AAdvantage | 100,095.867 shares, American AAdvantage International Equity Fund | | 1,646,575 |
| * | Charles Schwab | 75,535.116 shares, Manager's Special Equity Fund, Mutual Fund | | 5,928,750 |
| | PIMCO | 318,895.354 shares, PIMCO Total Return Fund, Mutual Fund | | 3,415,368 |
| | Participant Loans | Various maturities and rates ranging from 5.00% to 10.50%. | | 1,406,785 |
| | | | | $ 67,874,120 |

* Denotes a party-in-interest.

** Cost information has not been included as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Colonial BancGroup 401(k) Plan

Date: June 25, 2004

Lori LaVoy
Acting Administrator